UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number 001-37542

CRH MEDICAL CORPORATION
(Translation of registrant’s name into English)
578 - 999 Canada Place, World Trade Center Vancouver, British Columbia, Canada V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

The following exhibits included herein were filed by the Registrant with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval on the dates noted below:

1. Exhibit 99.1:  September 10, 2015
2. Exhibit 99.2:  December 4, 2015
3. Exhibit 99.3:  April 7, 2016
4. Exhibits 99.4 and 99.5:  May 18, 2016

The Registrant inadvertently did not furnish these documents to the Securities and Exchange Commission.  This report on Form 6-K is furnished solely to correct this oversight and to incorporate by reference Exhibits 99.2 and 99.4 into the Registrant's registration statements on Form S-8 (File No. 333-206945 and File No. 333-206946) that have been filed with the Securities and Exchange Commission.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit	Description

99.1	News Release dated September 10, 2015 – CRH Medical Corporation Announces Majority Purchase of Knoxville Gastroenterology Anesthesia Associates
99.2	Material Change Report, dated December 4, 2015
99.3	Notice of Meeting and Record Date, dated April 7, 2016
99.4	Notice of Annual General Meeting and Management Information Circular, as at and dated May 9, 2016
99.5	Form of Proxy – Annual General Meeting to be Held on June 16, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH MEDICAL CORPORATION
(Registrant)

Date:	December 19, 2016	By:	/s/ Richard Bear
			Name:	Richard Bear
			Title:	Chief Financial Officer